UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Green Dot Corporation

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

39304D102

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 11, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,294,110
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,294,110
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,294,110
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%*
14	TYPE OF REPORTING PERSON

PN

* Possesses economic exposure to an aggregate of 6,669,229 Shares (representing approximately 12.3% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6.

2

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,794,265
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,794,265
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,794,265
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%*
14	TYPE OF REPORTING PERSON

CO

* Possesses economic exposure to an aggregate of 3,540,347 Shares (representing approximately 6.5% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6.

3

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		521,304
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

521,304
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

521,304
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%*
14	TYPE OF REPORTING PERSON

OO

* Possesses economic exposure to an aggregate of 657,420 Shares (representing approximately 1.2% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6.

4

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		303,636
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

303,636
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

303,636
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%*
14	TYPE OF REPORTING PERSON

PN

* Possesses economic exposure to an aggregate of 384,702 Shares (representing less than 1% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6.

5

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		303,636
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

303,636
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

303,636
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%*
14	TYPE OF REPORTING PERSON

PN

* Possesses economic exposure to an aggregate of 384,702 Shares (representing less than 1% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6.

6

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		587,853
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

587,853
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

587,853
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%*
14	TYPE OF REPORTING PERSON

OO

* Possesses economic exposure to an aggregate of 735,153 Shares (representing approximately 1.4% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6.

7

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		284,217
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

284,217
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

284,217
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%*
14	TYPE OF REPORTING PERSON

PN

* Possesses economic exposure to an aggregate of 350,451 Shares (representing less than 1% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6.

8

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		284,217
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

284,217
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

284,217
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%*
14	TYPE OF REPORTING PERSON

PN

* Possesses economic exposure to an aggregate of 350,451 Shares (representing less than 1% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6.

9

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		506,298
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

506,298
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

506,298
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%*
14	TYPE OF REPORTING PERSON

CO

* Possesses economic exposure to an aggregate of 659,656 Shares (representing approximately 1.2% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6.

10

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,294,110
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,294,110
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,294,110
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%*
14	TYPE OF REPORTING PERSON

OO

* Possesses economic exposure to an aggregate of 6,669,229 Shares (representing approximately 12.3% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6.

11

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,294,110
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,294,110
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,294,110
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%*
14	TYPE OF REPORTING PERSON

PN

* Possesses economic exposure to an aggregate of 6,669,229 Shares (representing approximately 12.3% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6.

12

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,294,110
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,294,110
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,294,110
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%*
14	TYPE OF REPORTING PERSON

OO

* Possesses economic exposure to an aggregate of 6,669,229 Shares (representing approximately 12.3% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6.

13

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,294,110
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,294,110
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,294,110
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%*
14	TYPE OF REPORTING PERSON

IN

* Possesses economic exposure to an aggregate of 6,669,229 Shares (representing approximately 12.3% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6.

14

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,294,110
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,294,110
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,294,110
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%*
14	TYPE OF REPORTING PERSON

IN

* Possesses economic exposure to an aggregate of 6,669,229 Shares (representing approximately 12.3% of the outstanding Shares) due to certain cash-settled total return swaps as further explained in Item 6.

15

CUSIP No. 39304D102

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master, and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,794,265 Shares beneficially owned by Starboard V&O Fund is approximately $83,392,364, excluding brokerage commissions. The aggregate purchase price of the 521,304 Shares beneficially owned by Starboard S LLC is approximately $15,858,750, excluding brokerage commissions. The aggregate purchase price of the 303,636 Shares beneficially owned by Starboard C LP is approximately $9,230,033, excluding brokerage commissions. The aggregate purchase price of the 284,217 Shares beneficially owned by Starboard L Master is approximately $8,448,597, excluding brokerage commissions. The aggregate purchase price of the 506,298 Shares beneficially owned by Starboard X Master is approximately $26,022,702, excluding brokerage commissions. The aggregate purchase price of the 884,390 Shares held in the Starboard Value LP Account is approximately $27,564,273, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 54,429,890 Shares outstanding, as of April 30, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2021.

A.	Starboard V&O Fund
(a)	As of the close of business on June 15, 2021, Starboard V&O Fund beneficially owned 2,794,265 Shares.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 2,794,265
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,794,265
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on June 15, 2021, Starboard S LLC beneficially owned 521,304 Shares.

16

CUSIP No. 39304D102

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 521,304
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 521,304
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on June 15, 2021, Starboard C LP beneficially owned 303,636 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 303,636
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 303,636
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 303,636 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 303,636
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 303,636
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 303,636 Shares owned by Starboard C LP and (ii) 284,217 Shares owned by Starboard L Master.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 587,853
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 587,853
4. Shared power to dispose or direct the disposition: 0

17

CUSIP No. 39304D102

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	Starboard L Master
(a)	As of the close of business on June 15, 2021, Starboard L Master beneficially owned 284,217 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 284,217
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 284,217
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
G.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 284,217 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 284,217
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 284,217
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
H.	Starboard X Master
(a)	As of the close of business on June 15, 2021, Starboard X Master beneficially owned 506,298 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 506,298
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 506,298
4. Shared power to dispose or direct the disposition: 0

18

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(c)	The transactions in the Shares by Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
I.	Starboard Value LP
(a)	As of the close of business on June 15, 2021, 884,390 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 2,794,265 Shares owned by Starboard V&O Fund, (ii) 521,304 Shares owned by Starboard S LLC, (iii) 303,636 Shares owned by Starboard C LP, (iv) 284,217 Shares owned by Starboard L Master, (v) 506,298 Shares owned by Starboard X Master and (vi) 884,390 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.7%

(b)	1. Sole power to vote or direct vote: 5,294,110
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,294,110
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
J.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 2,794,265 Shares owned by Starboard V&O Fund, (ii) 521,304 Shares owned by Starboard S LLC, (iii) 303,636 Shares owned by Starboard C LP, (iv) 284,217 Shares owned by Starboard L Master, (v) 506,298 Shares owned by Starboard X Master and (vi) 884,390 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.7%

(b)	1. Sole power to vote or direct vote: 5,294,110
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,294,110
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
K.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 2,794,265 Shares owned by Starboard V&O Fund, (ii) 521,304 Shares owned by Starboard S LLC, (iii) 303,636 Shares owned by Starboard C LP, (iv) 284,217 Shares owned by Starboard L Master, (v) 506,298 Shares owned by Starboard X Master and (vi) 884,390 Shares held in the Starboard Value LP Account.

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CUSIP No. 39304D102

Percentage: Approximately 9.7%

(b)	1. Sole power to vote or direct vote: 5,294,110
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,294,110
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
L.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 2,794,265 Shares owned by Starboard V&O Fund, (ii) 521,304 Shares owned by Starboard S LLC, (iii) 303,636 Shares owned by Starboard C LP, (iv) 284,217 Shares owned by Starboard L Master, (v) 506,298 Shares owned by Starboard X Master and (vi) 884,390 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.7%

(b)	1. Sole power to vote or direct vote: 5,294,110
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,294,110
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
M.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of (i) 2,794,265 Shares owned by Starboard V&O Fund, (ii) 521,304 Shares owned by Starboard S LLC, (iii) 303,636 Shares owned by Starboard C LP, (iv) 284,217 Shares owned by Starboard L Master, (v) 506,298 Shares owned by Starboard X Master and (vi) 884,390 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.7%

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CUSIP No. 39304D102

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,294,110
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,294,110

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Starboard V&O Fund has entered into certain cash-settled total return swap agreements with an unaffiliated third party financial institution as the counterparty (the “Starboard V&O Fund Swaps”) that constitute economic exposure to an aggregate of 746,082 notional Shares, representing approximately 1.4% of the outstanding Shares, which have a maturity date of June 3, 2024. The Starboard V&O Fund Swaps provide Starboard V&O Fund with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Starboard V&O Fund Swaps (such shares, the “Starboard V&O Fund Subject Shares”). Starboard V&O Fund does not have the right to convert the Starboard V&O Fund Swaps into Shares at any time. Taking into account the Starboard V&O Fund Subject Shares, Starboard V&O Fund has economic exposure to an aggregate of 3,540,347 Shares, representing approximately 6.5% of the outstanding Shares.

Starboard S LLC has entered into certain cash-settled total return swap agreements with an unaffiliated third party financial institution as the counterparty (the “Starboard S LLC Swaps”) that constitute economic exposure to an aggregate of 136,116 notional Shares, representing less than 1% of the outstanding Shares, which have a maturity date of June 3, 2024. The Starboard S LLC Swaps provide Starboard S LLC with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Starboard S LLC Swaps (such shares, the “Starboard S LLC Subject Shares”). Starboard S LLC does not have the right to convert the Starboard S LLC Swaps into Shares at any time. Taking into account the Starboard S LLC Subject Shares, Starboard S LLC has economic exposure to an aggregate of 657,420 Shares, representing approximately 1.2% of the outstanding Shares.

Starboard C LP has entered into certain cash-settled total return swap agreements with an unaffiliated third party financial institution as the counterparty (the “Starboard C LP Swaps”) that constitute economic exposure to an aggregate of 81,066 notional Shares, representing less than 1% of the outstanding Shares, which have a maturity date of June 3, 2024. The Starboard C LP Swaps provide Starboard C LP with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Starboard C LP Swaps (such shares, the “Starboard C LP Subject Shares”). Starboard C LP does not have the right to convert the Starboard C LP Swaps into Shares at any time. Taking into account the Starboard C LP Subject Shares, Starboard C LP has economic exposure to an aggregate of 384,702 Shares, representing less than 1% of the outstanding Shares.

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CUSIP No. 39304D102

Starboard L Master has entered into certain cash-settled total return swap agreements with an unaffiliated third party financial institution as the counterparty (the “Starboard L Master Swaps”) that constitute economic exposure to an aggregate of 66,234 notional Shares, representing less than 1% of the outstanding Shares, which have a maturity date of June 3, 2024. The Starboard L Master Swaps provide Starboard L Master with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Starboard L Master Swaps (such shares, the “Starboard L Master Subject Shares”). Starboard L Master does not have the right to convert the Starboard L Master Swaps into Shares at any time. Taking into account the Starboard L Master Subject Shares, Starboard L Master has economic exposure to an aggregate of 350,451 Shares, representing less than 1% of the outstanding Shares.

Starboard X Master has entered into certain cash-settled total return swap agreements with an unaffiliated third party financial institution as the counterparty (the “Starboard X Master Swaps”) that constitute economic exposure to an aggregate of 153,358 notional Shares, representing less than 1% of the outstanding Shares, which have a maturity date of June 3, 2024. The Starboard X Master Swaps provide Starboard X Master with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Starboard X Master Swaps (such shares, the “Starboard X Master Subject Shares”). Starboard X Master does not have the right to convert the Starboard X Master Swaps into Shares at any time. Taking into account the Starboard X Master Subject Shares, Starboard X Master has economic exposure to an aggregate of 659,656 Shares, representing approximately 1.2% of the outstanding Shares.

Starboard Value LP, through the Starboard Value LP Account, has entered into certain cash-settled total return swap agreements with an unaffiliated third party financial institution as the counterparty (the “Starboard Value LP Swaps”) that constitute economic exposure to an aggregate of 192,263 notional Shares, representing less than 1% of the outstanding Shares, which have a maturity date of June 3, 2024. The Starboard Value LP Swaps provide Starboard Value LP with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Starboard Value LP Swaps (such shares, the “Starboard Value LP Subject Shares”). Starboard Value LP does not have the right to convert the Starboard Value LP Swaps into Shares at any time. Taking into account the Starboard Value LP Subject Shares, Starboard Value LP through the Starboard Value LP Account has economic exposure to an aggregate of 1,076,653 Shares, representing approximately 2% of the outstanding Shares.

The swaps referenced herein provide for various execution prices. Please refer to Schedule A for the specific execution prices of the various swaps.

The Reporting Persons collectively have economic exposure to an aggregate of 6,669,229 Shares, representing approximately 12.3% of the outstanding Shares.

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CUSIP No. 39304D102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2021

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

Starboard X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld

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CUSIP No. 39304D102

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	5,430	40.1138	06/01/2021
Purchase of Common Stock	5,430	40.1138	06/01/2021
Purchase of Common Stock	5,430	40.1671	06/02/2021
Purchase of Common Stock	5,430	40.1671	06/02/2021
Sale of Common Stock	(21,112)	40.7855	06/02/2021
Purchase of Cash-Settled Total Return Swap	21,112	40.7985	06/02/2021
Purchase of Cash-Settled Total Return Swap	15,281	40.7410	06/02/2021
Purchase of Cash-Settled Total Return Swap	11,869	41.2606	06/03/2021
Purchase of Cash-Settled Total Return Swap	81,705	43.0132	06/08/2021
Purchase of Cash-Settled Total Return Swap	144,726	44.1740	06/09/2021
Purchase of Cash-Settled Total Return Swap	65,160	44.4523	06/10/2021
Purchase of Cash-Settled Total Return Swap	96,719	45.3394	06/11/2021
Purchase of Cash-Settled Total Return Swap	162,900	46.8864	06/14/2021
Purchase of Cash-Settled Total Return Swap	146,610	48.3933	06/15/2021

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Common Stock	1,980	40.1138	06/01/2021
Purchase of Common Stock	1,980	40.1671	06/02/2021
Sale of Common Stock	(3,939)	40.7855	06/02/2021
Purchase of Cash-Settled Total Return Swap	3,939	40.7985	06/02/2021
Purchase of Cash-Settled Total Return Swap	2,786	40.7410	06/02/2021
Purchase of Cash-Settled Total Return Swap	2,164	41.2606	06/03/2021
Purchase of Cash-Settled Total Return Swap	14,896	43.0132	06/08/2021
Purchase of Cash-Settled Total Return Swap	26,387	44.1740	06/09/2021
Purchase of Cash-Settled Total Return Swap	11,880	44.4523	06/10/2021
Purchase of Cash-Settled Total Return Swap	17,634	45.3394	06/11/2021
Purchase of Cash-Settled Total Return Swap	29,700	46.8864	06/14/2021
Purchase of Cash-Settled Total Return Swap	26,730	48.3933	06/15/2021

CUSIP No. 39304D102

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Common Stock	1,180	40.1138	06/01/2021
Purchase of Common Stock	1,180	40.1671	06/02/2021
Sale of Common Stock	(2,294)	40.7855	06/02/2021
Purchase of Cash-Settled Total Return Swap	2,294	40.7985	06/02/2021
Purchase of Cash-Settled Total Return Swap	1,660	40.7410	06/02/2021
Purchase of Cash-Settled Total Return Swap	1,290	41.2606	06/03/2021
Purchase of Cash-Settled Total Return Swap	8,878	43.0132	06/08/2021
Purchase of Cash-Settled Total Return Swap	15,725	44.1740	06/09/2021
Purchase of Cash-Settled Total Return Swap	7,080	44.4523	06/10/2021
Purchase of Cash-Settled Total Return Swap	10,509	45.3394	06/11/2021
Purchase of Cash-Settled Total Return Swap	17,700	46.8864	06/14/2021
Purchase of Cash-Settled Total Return Swap	15,930	48.3933	06/15/2021

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Purchase of Common Stock	960	40.1138	06/01/2021
Purchase of Common Stock	960	40.1671	06/02/2021
Sale of Common Stock	(2,148)	40.7855	06/02/2021
Purchase of Cash-Settled Total Return Swap	2,148	40.7985	06/02/2021
Purchase of Cash-Settled Total Return Swap	1,351	40.7410	06/02/2021
Purchase of Cash-Settled Total Return Swap	1,049	41.2606	06/03/2021
Purchase of Cash-Settled Total Return Swap	7,222	43.0132	06/08/2021
Purchase of Cash-Settled Total Return Swap	12,794	44.1740	06/09/2021
Purchase of Cash-Settled Total Return Swap	5,760	44.4523	06/10/2021
Purchase of Cash-Settled Total Return Swap	8,550	45.3394	06/11/2021
Purchase of Cash-Settled Total Return Swap	14,400	46.8864	06/14/2021
Purchase of Cash-Settled Total Return Swap	12,960	48.3933	06/15/2021

CUSIP No. 39304D102

STARBOARD X MASTER FUND LTD

Purchase of Common Stock	2,240	40.1138	06/01/2021
Purchase of Common Stock	2,240	40.1671	06/02/2021
Sale of Common Stock	(3,825)	40.7855	06/02/2021
Purchase of Cash-Settled Total Return Swap	3,825	40.7985	06/02/2021
Purchase of Cash-Settled Total Return Swap	3,152	40.7410	06/02/2021
Purchase of Cash-Settled Total Return Swap	2,448	41.2606	06/03/2021
Purchase of Cash-Settled Total Return Swap	16,853	43.0132	06/08/2021
Purchase of Cash-Settled Total Return Swap	29,851	44.1740	06/09/2021
Purchase of Cash-Settled Total Return Swap	13,440	44.4523	06/10/2021
Purchase of Cash-Settled Total Return Swap	19,949	45.3394	06/11/2021
Purchase of Cash-Settled Total Return Swap	33,600	46.8864	06/14/2021
Purchase of Cash-Settled Total Return Swap	30,240	48.3933	06/15/2021

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Purchase of Common Stock	2,780	40.1138	06/01/2021
Purchase of Common Stock	2,780	40.1671	06/02/2021
Sale of Common Stock	(6,682)	40.7855	06/02/2021
Purchase of Cash-Settled Total Return Swap	6,682	40.7985	06/02/2021
Purchase of Cash-Settled Total Return Swap	3,912	40.7410	06/02/2021
Purchase of Cash-Settled Total Return Swap	3,038	41.2606	06/03/2021
Purchase of Cash-Settled Total Return Swap	20,915	43.0132	06/08/2021
Purchase of Cash-Settled Total Return Swap	37,048	44.1740	06/09/2021
Purchase of Cash-Settled Total Return Swap	16,680	44.4523	06/10/2021
Purchase of Cash-Settled Total Return Swap	24,758	45.3394	06/11/2021
Purchase of Cash-Settled Total Return Swap	41,700	46.8864	06/14/2021
Purchase of Cash-Settled Total Return Swap	37,530	48.3933	06/15/2021